Exhibit 99.1

December 9, 2021

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Universe Pharmaceuticals INC.
CIK Number: 0001809616

Dear Sir or Madam:

We have read Form 6-K dated December 9, 2021 of Universe Pharmaceuticals INC. (the “Registrant”) and are in agreement with the statements contained therein as it pertains to our firm.

We have no basis to agree or disagree with any other statements of the Registrant contained in Form 6-K.

/s/ Friedman LLP

New York, New York